June 14, 2005



Via US Mail and Facsimile

Mr. G. Marc Baumann
Chief Financial Officer
Standard Parking Corporation
900 N. Michigan Avenue
Chicago, IL 60611

RE: Standard Parking Corporation
    File No. 000-50796
    Form 10-K for the year ended December 31, 2004


Dear Mr. Baumann:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,



								Michael Fay
      								Branch Chief